Resource Real Estate Diversified Income Fund

Item 77Q1(d) – Copies of Constituent Instruments Defining Rights of Holders

a)

The Multiple Class Plan for Classes A, C, I and W for Resource Real Estate Diversified Income Fund (the “Registrant”), effective November 21, 2014, was filed as an exhibit to Post−Effective Amendment No. 6 to the Registrant's Registration Statement, Accession Number 0001193125-14-421357, and is hereby incorporated by reference in response to Item 77Q1(d) of the Registrant's Form N−SAR.

b)

The Multiple Class Plan for Classes A, C, I, W, U, T and D for the Registrant, effective February 10, 2015, was included in Post−Effective Amendment No. 8 to the Registrant's Registration Statement, Accession Number 0001193125-15-039223, and is hereby incorporated by reference in response to Item 77Q1(d) of the Registrant's Form N−SAR.